Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

June 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 28, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from HIVE Blockchain Technologies Ltd. (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b) for the registration of the following security:

Common Stock, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts